Mammoth Energy Services, Inc.

14201 Caliber Drive, Suite 300

Oklahoma City, OK 73134

VIA EDGAR

February 6, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director, Office of Natural Resources
Jenifer Gallagher, Staff Accountant
Karl Hiller, Accounting Branch Chief
Lisa Krestynick, Staff Attorney
Timothy S. Levenberg, Special Counsel

Re:	Mammoth Energy Services, Inc.
Registration Statement on Form S-3
Filed November 1, 2017
File No. 333-221268
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 8-K
Filed October 27, 2017
File No. 1-37917
Supplemental response dated December 12, 2017

Dear Mr. Schwall:

In a letter dated January 24, 2018, Mammoth Energy Services, Inc., a Delaware corporation (the “Company”), responded to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 2, 2018 (the “Comment Letter”) with respect to the Registration Statement on Form S-3 filed with the Commission on November 1, 2017 (the “Form S-3”), Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on February 24, 2017 (“Form 10-K”) and Form 8-K filed with the Commission on October 27, 2017 (“Form 8-K”).

Division of Corporation Finance

February 6, 2018

Based on a telephone conference with the Staff on February 2, 2018, the Company has attached as Exhibit A hereto a portion of the text from the Form 10-K marked to show representative disclosure proposed by the Company in response to Staff comments in (a) Comment 2 of the Comment Letter regarding a discussion of (i) revenue and cost of revenue on a consolidated basis and (ii) related party transactions and (b) Comment 3 of the Comment Letter regarding the presentation of depletion, depreciation and amortization excluded from cost of revenue.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 563-9961.

Very truly yours,

/s/ Mark Layton

Mark Layton

cc:	Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP

Exhibit A

Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

	Years Ended
	December 31, 2016	December 31, 2015
Revenue:
Pressure pumping services	$124,308,226	$169,980,686
Well services	10,024,813	28,851,341
Natural sand proppant services	33,756,444	52,790,203
Contract land and directional drilling services	32,042,509	73,032,089
Other energy services	30,866,729	35,282,374

Total revenue	230,998,721	359,936,693

Cost of Revenue:
Pressure pumping services (exclusive of depreciation and amortization of $36,938,091 and $35,657,308 for 2016 and 2015, respectively)	86,808,742	131,717,344
Well services (exclusive of depreciation and amortization of $5,106,906 and $5,670,568 for 2016 and 2015, respectively)	13,540,309	28,144,431
Natural sand proppant services (exclusive of depreciation, depletion, and accretion of $4,072,674 and $4,193,106 for 2016 and 2015, respectively)	28,166,829	43,890,437
Contract land and directional drilling services (exclusive of depreciation of $21,481,260 and $24,584,600 for 2016 and 2015, respectively)	31,847,969	57,489,608
Other energy services (exclusive of depreciation and amortization of $2,179,116 and $2,141,106 for 2016 and 2015, respectively)	13,186,060	15,105,497

Total cost of revenue	173,549,909	276,347,317
Selling, general and administrative expenses	16,730,975	20,541,548
Depreciation and amortization	69,910,858	72,393,882
Impairment of long-lived assets	1,870,885	12,124,353

Operating loss	(31,063,906)	(21,470,407)
Interest expense, net	(3,711,457)	(5,192,329)
Other (expense) income	252,239	(2,157,764)

Loss before income taxes	(34,523,124)	(28,820,500)
Provision (benefit) for income taxes	53,884,871	(1,589,086)

Net loss	$(88,407,995)	$(27,231,414)

Revenue. Revenue for 2016 decreased $128.9 million, or 36%, to $231.0 million from $359.9 million for 2015. Revenue derived from related parties was $135.9 million, or 59% of our total revenues, for 2016 and $171.2 million, or 48% of our total revenues, for 2015. Substantially all of our related party revenue is derived from Gulfport under our long-term pressure pumping and sand contracts expiring in September 2018. The decrease in total revenue was primarily the result of declines in fleet utilization in our pressure pumping and contract land and directional drilling segments and other operations, including coil tubing and flowback. Additionally, our average sales price per ton of sand declined in 2016 compared to 2015. Revenue by operating division was as follows:

Pressure Pumping Services. Pressure pumping services division revenue decreased $45.7 million, or 27%, to $124.3 million for 2016 from $170.0 million for 2015. Revenue derived from related parties was $102.9 million, or 83% of total pressure pumping revenues, for 2016 and $124.4 million, or 73% of total pressure pumping revenues, for 2015.

The decrease in our pressure pumping services revenue was driven primarily by a decline in fleet utilization from 63%, on three active fleets, for 2015 to 50%, on two active fleets, for 2016. The division decreases also included decreases due to the suspension of our pump down services in the Woodford Shale during the fourth quarter of 2015.

Well Services. Well services division revenue decreased $18.9 million, or 65%, to $10.0 million for 2016 from $28.8 million for 2015. Revenue from related parties was $0.9 million, or 9% of total revenues for 2016 and $2.7 million, or 9% of total revenues for 2015.

Our coil tubing division revenue declined as a result of a decrease in average day rates from approximately $25,000 for 2015 to approximately $19,000 for 2016. Our flowback services declined as a result of discontinuing our flowback operations in the Appalachian Basin in December 2015 combined with a decline in both pricing and utilization of such services in our other basins.

Natural Sand Proppant Services. Natural sand proppant services division revenue decreased $19.0 million, or 36%, to $33.8 million for 2016, from $52.8 million for 2015. Revenue derived from related parties was $28.3 million, or 84% of total sand revenues, for 2016 and $38.5 million, or 73% of total sand revenues for 2015.

The decrease in total natural sand proppant services revenue was primarily attributable to a reduction in the average sales price per ton of sand from $103 in 2015 to $59 in 2016. The decrease was partially offset by an increase in tons of sand sold from approximately 512,700 for 2015 to approximately 575,400 in 2016.

Contract Land and Directional Drilling Services. Contract land and directional drilling services division revenue decreased $41.0 million, or 56%, from $73.0 million for 2015 to $32.0 million for 2016. Revenue derived from related parties was $3.9 million, or 12% of total drilling revenues, for 2016 and $4.6 million, or 6% of total drilling revenues, for 2015.

The decrease in total contract land and directional drilling services revenue was primarily attributable to our land drilling services, which accounted for $35.0 million, or 86%, of the operating division decrease. The decrease in our land drilling services was driven by a decline in average active rigs from ten for 2015 to four for 2016 as well as a decline in average day rates from approximately $17,900 to approximately $12,900 during those same years. Our directional drilling services accounted for $4.3 million, or 10%, of the operating division decrease as a result of utilization declining from 36% for 2015 to 22% for 2016. Our rig moving services accounted for $1.2 million, or 3%, of the operating division decrease primarily driven by the decline in drilling activity. Our drill pipe inspection services accounted for $0.5 million, or 1%, of the operating division decrease as a result of this business line being discontinued in the second quarter of 2016.

Other Energy Services. Other energy services division revenue, consisting of revenue derived from our remote accommodations business, decreased $4.4 million, or 13%, to $30.9 million for 2016 from $35.3 million for 2015. Revenue derived from related parties was a nominal amount for 2016 and $0.9 million, or 3% of total other revenues, for 2015.

The decrease in other energy services revenue was a result of a decrease in revenue per room night, in Canadian dollars, from $180 for 2015 to $177 for 2016. Additionally, total room nights rented decreased from 251,233 for 2015 to 230,530 for 2016.

Cost of Revenue. Cost of revenue decreased $102.8 million from $276.3 million, or 77% of total revenue, for 2015 to $173.5 million, or 75% of total revenue, for 2016. This decrease was primarily the result of declines in utilization across all operating divisions. Cost of revenue by operating division was as follows:

Pressure Pumping Services. Pressure pumping services division cost of revenue decreased $44.9 million, or 34%, from $131.7 million for 2015 to $86.8 million for 2016. The decrease was primarily due to decreases in proppant costs, repairs and maintenance expense and labor-related costs. As a percentage of revenue, our pressure pumping services division cost of revenue, exclusive of depreciation and amortization expense of $36.9 million in 2016 and $35.7 million in 2015, was 70% and 77% for 2016 and 2015, respectively. The decrease in costs as a percentage of revenue was primarily due to lower repairs and maintenance expense and a decrease in stages completed to 2,442 from 2,963 for 2016 and 2015, respectively.

Well Services. Well services division cost of revenue decreased $14.6 million, or 52%, from $28.1 million for 2015 to $13.5 million for 2016. The decrease was primarily due to declines in labor-related costs and repairs and maintenance expense. As a percentage of revenue, our well services division cost of revenue, exclusive of depreciation and amortization expense of $5.1 million in 2016 and $5.7 million in 2015, was 135% and 98% for 2016 and 2015, respectively. The increase in costs as a percentage of revenue was primarily due increased pricing pressure.

Natural Sand Proppant Services. Natural sand proppant services division cost of revenue decreased $15.7 million, or 36%, from $43.9 million for 2015 to $28.2 million for 2016, primarily due to a decrease in product costs. As a percentage of revenue, cost of revenue, exclusive of depreciation, depletion and accretion expense of $4.1 million in 2016 and $4.2 million in 2015, was 83% for each of 2016 and 2015, respectively.

Contract Land and Directional Drilling Services. Contract land and directional drilling services division cost of revenue decreased $25.7 million, or 45%, from $57.5 million for 2015 to $31.8 million for 2016, primarily due to a decrease in labor-related costs and lower utilization. As a percentage of revenue, our contract land and directional drilling services division cost of revenue, exclusive of depreciation expense of $21.5 million in 2015 and $24.6 million in 2015, was 99% and 79% for 2016 and 2015. The increase was primarily due to increased repairs and maintenance and compensation as a percentage of revenue.

Other Energy Services. Other energy services division cost of revenues decreased $1.9 million, or 13%, from $15.1 million for 2015 to $13.2 million for 2016, primarily due to declines in contracted labor-related costs. As a percentage of revenues, cost of revenues, exclusive of depreciation and amortization expense of $2.2 million in 2016 and $2.1 million in 2015, was 43% for each of 2016 and 2015. Average revenue per room night, in Canadian dollars, decreased from $180 for 2015 to $177 for 2016. Additionally, total room nights rented decreased from 251,233 for 2015 to 230,530 for 2016.

Selling, General and Administrative Expenses. Selling, general and administrative expenses represent the costs associated with managing and supporting our operations. These expenses decreased $3.8 million, or 19%, to $16.7 million for 2016, from $20.5 million for 2015. The decrease in expenses was primarily attributable to a $2.5 million reduction in bad debt expense, a $0.3 million reduction in compensation and benefits and reductions in travel-related charges and office and computer support expense of $0.5 million and $0.5 million, respectively, for 2016 compared to 2015.

Depreciation and Amortization. Depreciation and amortization decreased $2.5 million, or 3%, to $69.9 million for 2016 from $72.4 million in 2015. The decrease was primarily attributable to $26.2 million of assets that fully depreciated during 2016 in addition to impairments of $10.2 million in fixed assets during 2015 and was partially offset by placing in-service of $6.6 million of capital additions.

Impairment of Long-lived Assets. We recorded an impairment of long-lived assets in 2016 of $1.9 million, which was attributable to various fixed assets. Impairments for 2015 were $12.1 million, of which $10.2 million was attributable to various fixed assets and $1.9 million was attributable to the termination of a long-term contract.

Interest Expense, net. Interest expense decreased $1.5 million, or 30%, to $3.7 million during 2016 compared to $5.2 million during 2015. The decrease in interest expense was attributable to a decrease in average borrowings during 2016 and the repayment of all outstanding borrowings in October 2016 with a portion of the net proceeds from the IPO.

Other (Expense) Income, net. Non-operating charges resulted in other income, net, of $0.2 million for 2016 compared to other expense, net of $2.2 million for 2015. The 2016 amount included $0.7 million of gain recognition on assets disposed during the period compared to a $1.4 million loss for 2015.

Income Taxes. In 2015, we were treated as a pass-through entity for federal income tax and most state income tax purposes. The income tax expense recognized was primarily attributable to our subsidiary, Lodging, which provides our accommodation services in our other energy services division. For 2016, we recognized income tax expense of $53.9 million compared to an income tax benefit of $1.6 million for 2015. In 2016, in connection with the IPO, we became subject to federal income taxes which triggered recognition of federal income tax liabilities associated with historical earnings (See Note 1 to our consolidated financial statements included elsewhere in this annual report for more information). The 2016 amount included recognition of other items related to the change in classification to a C corporation resulting in total one-time effect of $53.1 million. The 2015 amount included recognition of deferred taxes recorded on income from Lodging in the U.S. related to an entity election that required us to disregard previously recorded deferred tax liabilities. We made an election on entity status in September 2015 that allowed the reversal of the deferred taxes in 2015.

A-5